Exhibit 99.1

Enlivex Announces Exercise of Underwriter’s Option to Purchase Additional Shares

Nes Ziona, Israel, Feb. 18, 2021, Enlivex Therapeutics Ltd. (NASDAQ: ENLV), a clinical-stage macrophage reprogramming immunotherapy company targeting diseased macrophages in patients with sepsis, COVID-19 and solid tumors, today announced that the underwriter of its previously announced bought deal offering has exercised in part its option to purchase additional ordinary shares, and has purchased 268,205 ordinary shares, par value NIS 0.40 per share, of the Company at the price to the public of $20.00 per ordinary share, less underwriting discounts and commissions. After giving effect to the partial exercise of the option to purchase additional shares, the gross proceeds to the Company from the previously announced bought deal offering total approximately $51.3 million, before deducting underwriting discounts and commissions and offering expenses payable by Enlivex.

H.C. Wainwright & Co. acted as the sole book-running manager for the offering.

The Company intends to use the net proceeds from this offering for (i) clinical, regulatory, manufacturing and research and development activities; (ii) potential acquisitions and in-licensing; and (iii) other general corporate purposes.

The securities described above were offered by Enlivex pursuant to a “shelf” registration statement on Form F-3 (File No. 333-232009) previously filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2019 and declared effective by the SEC on June 21, 2019 and the Form F-3MEF filed on February 9, 2021 (File No. 333-252926). The offering of the securities was made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement.  A final prospectus supplement and accompanying prospectus relating to the offering were filed with the SEC and may be obtained on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (646) 975-6996 or e-mail at placements@hcwco.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Enlivex

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, market opportunities for, ALLOCETRATM programs, and statements relating to the intended use of proceeds from the offering. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including market and other conditions and the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com